[LETTERHEAD]

                                                                     May 5, 2006

Fellow Board Members:

After a long and difficult reflection, I have decided to resign from the Board of Directors of Astralis, Ltd.

The effective date of my resignation will be May 4, 2006. My responsibility as Chairman of Fabien Pictet and Partners, Ltd. and service on other Boards has strained my schedule to the point that I can no longer provide the level of support required for Astralis. I remain very positive on the future developments of Psoraxine (R) and will follow its developments with great interest and remain at your service if I can be of any assistance. I wish Astralis and all of you continued success in your respective endeavors.

Sincerely,


/s/ Fabien Pictet

Fabien Pictet